UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
(X) Form 3 Holdings Reported
(X) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   MC LANE, DONALD J.
   28601 CLEMENS ROAD
   WESTLAKE, OH  44145
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   NORDSON CORPORATION
   NDSN
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   10/28/2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   VICE PRESIDENT
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
 COMMON STOCK                |      |    |                  |   |           |65,784  (1)        |D     |                           |
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                             |      |    |                  |   |           |11,000             |I     |BY TRUST                   |
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(1)  Includes 3,833 shares th|      |    |                  |   |           |                   |      |                           |
ru the Co. ESOP Plan as of 7/|      |    |                  |   |           |                   |      |                           |
31/2001                      |      |    |                  |   |           |                   |      |                           |
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       Includes 1,210 shares |      |    |                  |   |           |                   |      |                           |
thru the Co. Supp ESOP Plan a|      |    |                  |   |           |                   |      |                           |
s of 9/30/2001.              |      |    |                  |   |           |                   |      |                           |
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       Includes 7,390 shares |      |    |                  |   |           |                   |      |                           |
thru the Co. 401(k) Plan as o|      |    |                  |   |           |                   |      |                           |
f 10/31/2001.                |      |    |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option (r|$23.07  |11/5/|A   |1          |A  |*    |11/5/|COMMON STOCK|52,000 |       |1           |D  |            |
ight to buy)            |        |2001 |    |           |   |     |2011 |            |       |       |            |   |            |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
* GRANT TO REPORTING PERSON OF OPTION TO PURCHASE 52,000 SHARES OF COMMON STOCK UNDER
NORDSON'S 1993
LONG-TERM
    PERFORMANCE PLAN, EXERCISABLE IN ANNUAL INCREMENTS OF 25% PER YEAR ON A CUMULATIVE BASIS
BEGINNING 11/5/01, THE
FIRST
    ANNIVERSARY DATE OF THE
GRANT.
SIGNATURE OF REPORTING PERSON
NICHOLAS D. PELLECCHIA, ATTORNEY-IN-FACT
DATE
11/28/2001